INVEST IN **FORT DEFIANCE**

The beloved restaurant in Red Hook, Brooklyn, has a bright future as a grocery and general store



fortdefiancebrooklyn.com Red Hook NY

Food | Retail | Main Street | Eating and Drinking | Cocktails

OVERVIEW UPDATES WHAT PEOPLE SAY 56 ASK A QUESTION 2

Highlights

1. 🏙 Establish the new permanent home of Fort Defiance, a Red Hook, Brooklyn institution since 2009
2. 👨‍🍳 Team with combined 40 years of experience as chefs and restauranteurs
3. 📰 Consistently praised by press, including the New York Times, Bon Appetit, New York Magazine, etc
4. 📈 Revenues have increased every year of business pre-COVID
5. 💪 New location has 2x square footage, 2x production space, and space for 40-person outdoor seating

Our Founder



St John Frizell Owner

St. John Frizell is an award-winning writer, bartender, and restauranteur. He opened Fort Defiance in 2009, and is opening Gage & Tollner (with partners Ben Schneider and Sohui Kim) in 2021.

> We believe a grocery can be a valuable member of its community.

Pitch



Hold Down the Fort!

How to Invest in the Future of Brooklyn's Most Unsinkable Business, Fort Defiance General Store





In a dark age of pandemic, Fort Defiance General Store is a beacon of hope. Instead of closing down, we are **relocating and expanding** our business. Now, we're accepting investment from our community of supporters like you to fund this growth. Our goal is to raise $100,000 to fund the renovation of our new space.

"Struggling businesses should emulate what Fort Defiance has done, and pivot toward a new, viable business model."

—Forbes

wefunder.com/fort.defiance



I. The Past
II. The Pandemic
III. The Future
IV. How to Invest

I. The Past

Over the past 12 years, Fort Defiance has become a neighborhood institution in Red Hook, Brooklyn.



- opened in 2009 as a restaurant
- an international destination for world-class cocktails, craveable American food, and warm Brooklyn hospitality
- consistently praised by the press, including the *New York Times, Bon Appétit, New York Magazine,* etc.
- revenues increased every year of business

I. The Past

In 2012, we were flooded by Hurricane Sandy. But thanks to our community, we were able to recover and thrive.



- In the aftermath of Sandy, members of our community (like you!) were our largest source of relief funding. We raised more than $30,000 through the sale of "junk bonds," i.e. gift certificates that were sold at twice their face value.

II. The Pandemic

The pandemic forced us to make some changes. The Fort Defiance General Store was born in Spring 2020.



- started as a weekly farm-share pickup
- expanded offerings to meet the demands of our neighbors, who needed groceries
- surveyed the community to discover what else was needed; starting growing the business to meet those needs

II. The Pandemic

We kept on growing in 2020...

April/May:
- *Wall Street Journal* and *Bloomberg* cover our transition to a grocery; we start scheduled, contactless pickups

June/July:
- We start same-day order/pickups, open on weekends, and start selling rotisserie chicken, cocktails, and sourdough bread. We appear in *Grub Street* and paint our new logo on the side of the building; Fairway closes

August/September:
- Owner St. John publishes an article about Fort Defiance General Store in *Bloomberg*; hours expand, we renovate and add shelving; customers are allowed inside
- October/November: Nora hired as manager; expanded wine selection; we introduce holiday catering and produce a line of Fort Defiance-branded merchandise.
- December: We start a mail order business, and send Fort Defiance "care packages" all over the country. December is our best month of sales, rivaling pre-COVID numbers.

II. The Pandemic

We started over at the bottom, and grew from there.



III. The Future

We want to continue to expand the goods and services our neighbors have told us they want.



- a bigger, more versatile menu
- more fresh bread, bagels, and pastry from our bakery
- a bigger selection of home goods
- more capacity for catering offsite events
- more grab-and-go food options
- more indoor and outdoor seating

III. The Future



At our new location, all of that is possible.



Our new location at 347 Van Brunt is superior in every way to the old Fort Defiance.

- 2x square footage for a rent increase of less than 10%
- 2x+ food production space
- already outfitted as a restaurant, so renovation costs are minimal
- additional room to seat people outside

III. The Future

Our new layout will allow us to continue and expand every aspect of our current operation.



General Store Retail   Kitchen   Office

AREA NOT INCLUDED IN PHASE ONE

AREA NOT INCLUDED IN PHASE ONE

PHASE 1:
PROPOSED FLOOR PLAN RENDER - FORT DEFIANCE

Bakery

III. The Future

Later this summer, we'll open an indoor dining room / bar with a separate entrance to the street.



Dining Room / Bar

AREA NOT INCLUDED IN PHASE ONE

AREA NOT INCLUDED IN PHASE ONE

PHASE 1:
PROPOSED FLOOR PLAN RENDER - FORT DEFIANCE

III. The Future

We'll seat 40+ people outside, more than the original Fort
Defiance could hold indoors

Defiance could hold indoors.



III. The Future

Our new location allows every department to grow.

KITCHEN

- Breakfast, lunch, and dinner cooked to order
- Dine-in, takeout, and delivery
- Prepared foods available for purchase in the General Store
- Offsite catering

BAKERY

- Fresh baked sourdough bread and baguettes
- Bagels baked on premises
- Cookies, biscuits, scones, pies, etc.

BAR

- Coffee and espresso drinks
- World-class cocktails, both bottled and served on site
- Expanded selection of wine and beer

GENERAL STORE

- Local organic produce
- Local milk, cheese and yogurt
- Well-sourced meat and fish
- Home goods, pantry items, and gifts
- Mail order "care packages"

III. The Future

Our team is strong and ready to go.

AARON TABER, CHEF



- former head of R&D at Maple, David Chang's delivery start-up
- received two stars from the *NY Times* while chef at Grindhaus

NORA LIDGUS, MANAGER



- trained pastry chef and baker
- former director of operations for Court Street Grocers
- marathoner, teacher at LES Girl's Club, MBA candidate



ST. JOHN FRIZELL, OWNER

- opened Fort Defiance in 2009; reopening Gage & Tollner with partners Ben Schneider and Sohui Kim in 2021
- renowned cocktail and spirit expert; has written for *Bon Appétit, Saveur, Bloomberg*, etc.

IV. How to Invest

We're asking you to invest in the future of Fort Defiance through a "revenue share loan" on Wefunder. Here's how it works.

- We agree to pay you 1.25x your investment. If you invest $1000, we'll pay





investment. If you invest $1000, we'll pay you $1,250. Minimum investment: $250.

- We commit to directing 2.5% of revenue towards the repayment of this loan and return.

- Every quarter, you'll receive a check from us, until you're fully repaid with a return on your investment.

- We used the same method to raise $350K+ to reopen Gage & Tollner, the landmark chophouse in Downtown Brooklyn.

wefunder.com/fort.defiance

IV. How to Invest



IF

- we raise $100,000

AND

- Our revenue increases 20% over 2019

THEN

- you'll be paid back in 11 quarters (an annualized ROI of 8.45%)

Many restaurant investors have *equity*, which means they only get paid when the business *profits*.

With this revenue share loan, our investors get paid every quarter, whether the business profits or not.

wefunder.com/fort.defiance



Thank you for your support!



Together we can build a Fort Defiance for the post-pandemic age!

wefunder.com/fort.defiance